August 8, 2005

U. S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549-7010

United States

ATTENTION: Ryan Milne

Division of Corporate Finance

Dear Ryan:

RE:

Gentry Resources Ltd (“Gentry”)

Form 40 – for the year ended December 31, 2004

Your File #0-29878

Pursuant to your facsimile of July 11, 2005 and further to our letter of July 14, 2005, we hereby respond to your letter of July 6, 2005 as follows; (for ease of reference, we have reiterated your comments and/or questions in italics and provided our response below):

General

1.

“We note that you state on page 3 of your 40-F that you own a 13% interest in the outstanding common equity of Stratic Energy Corporation, which participates in oil & gas exploration and development activities in, among other places, Syria.  In light of the fact that Syria has been identified by the US State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the US Treasury Department’s Office of Foreign Assets Control, please describe for us your past and present contacts with Syria; advise us of their materiality to you; and give us your view as to whether they constitute a  material investment risk for your security holders.  In preparing your response please consider that evaluations of materiality should not  be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision.

In note 2 [c] to your consolidated statement of cash flows, you state that during October 2003 you ceased to exert significant influence on your investment in Stratic.  In note 4 you state that you are “related to Stratic by virtue of common directors and officers.”  Please explain to us the basis for your statement that you ceased to exert significant influence on your investment in Stratic during 2003.”

***

Gentry currently owns 11% (13% as of December 31, 2004) of Stratic Energy Corporation (“Stratic”), a company which participates in international oil and gas exploration activities.  As Stratic expands and develops its asset base, it needs to issue additional equity to fund these programs thus reducing Gentry’s percentage ownership.

As at December 31, 2004, Gentry’s investment in Stratic, on a book value basis, represented 1.8% of Gentry’s total assets.  On a market value basis, the investment represented 6.5% of Gentry’s value.

Amongst Stratic’s assets is an investment in a Production Sharing Contract (“PSC”) in Syria.  Stratic was awarded the negotiating rights to Block XVII, Syria in January, 2003.  The PSC was initialed in March, 2005 and is currently awaiting formal signature and subsequent ratification by the Syrian Government.

Although Gentry and Stratic have two officers and board members in common, Gentry has no direct relationships or contacts within Syria.  The bulk of Stratic’s day to day operations are conducted from its London office by its own employees and consultants.  Specific to the Syrian operations, consultants are utilized which have been referred to Stratic by other UK entities which have previously done business in Syria, in particular, Petrofac Resources International Ltd, a company which has a common director with Stratic (but not Gentry).  There is no direct contact between those individuals who are common directors and officers of Gentry and Stratic, and any Syrian firm or individual providing services for Stratic.

Gentry’s interest in Stratic, and Stratic’s investment in Syria, is public information and as such, Gentry shareholders should be aware both issues.  Gentry believes that its investment in Stratic helps differentiate Gentry from the many other junior Canadian oil and gas companies which explore the Western Canadian Sedimentary Basin (“WCSB”).  Although the main reason investors are attracted to Gentry is its WCSB production and exploration, the investment in Stratic provides some exposure and potential upside from the international oil and gas arena.

Given the size of Gentry’s investment in Stratic, and the fact that Syria makes up only a portion of that investment, Gentry does not believe that Stratic’s investment in Syria alone is significant enough to have a material impact on Gentry’s stock.  Furthermore, as the investment is in the public domain, each investor can assess the merits and their own risk tolerance of an investment in Gentry, which indirectly includes some exposure to Syria.

In early 2003, Stratic appointed two new directors, bringing the total to five, two of which were located in the UK and three in Canada.  A new officer, a General Manager based in the UK, was also appointed.  This was the start of a general transition to shift operations to the UK (presently, Stratic has six directors, three of which are based in the UK, and is in the process of hiring another UK based officer) and away from Canada and the Canadian officers and staff.

At approximately the same time, from December 2002 until October 2003, Gentry had reduced its ownership of Stratic from almost 40% to less than 20%.  Gentry’s reduced ownership and control of Stratic led Gentry to make the statement that “… it ceased to exert significant influence on its investment in Stratic Energy Corporation”.

Consolidated Financial Statements, Exhibit B

2.

“Please include an accountants’ report in your Form 40-F covering the periods presented.”

***

An amended 40-F has been filed which includes the Auditors’ Report as required.

Notes to Consolidated Financial Statements, Exhibit B

Summary of Significant Accounting Policies

Revenue Recognition

3.

“We note that your accounts receivable balance of $12,808,282 at December 31, 2004 represents approximately 50% of your 2004 revenue of $25,452,001.  Given that your accounts receivable represents such a large portion of your revenue, please tell us how you satisfy the criteria that ultimate collection is reasonably assured prior to your recognition of revenue.  In your response, please quantify the amount of credits granted to customers during 2004 and 2003, and supplementally provide to us an accounts receivable aging analysis.”

***

Given that Gentry separately records its gross revenues as accounts receivable and its royalty expenses as accounts payable, we submit that the December 31, 2004 accounts receivable balance represents 40% of the 2004 revenue of $31.7 million.  We have enclosed an aged analysis of the December 31, 2004 accounts receivable balance which totals approximately $12.3 million ($11.9 million plus $0.4 million per the two summaries).  The majority of the difference between this number and the $12.8 million on the Consolidated Balance Sheet is the result of transferring out net credits to accounts payable as well as transferring in net debits from the accounts payable ledger.

As revenue is generally received on the 25th of the following month, Gentry is generally assured of receipt prior to releasing its financial statements.  With respect to capital and operating expenses invoiced to our partners, Gentry’s operating agreements allow it to withhold the distribution of oil and gas to its partners if they are in default in settling their accounts.  Gentry, as operator, maintains the ability to sell this production and apply the proceeds to any outstanding indebtedness.  To date, Gentry has not granted any credits to its partners nor has it been forced to sell its partner’s production to realize its accounts receivable.

Closing Comments

In connection with responding to your comments, Gentry acknowledges that:

♦

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

♦

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

♦

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the above information satisfies your queries as outlined above and in your letter of July 6th, 2005; however, should you have any additional questions or require anything further, please do not hesitate to contact the undersigned at your convenience.

Yours truly,

GENTRY RESOURCES LTD

[signed: “Ketan Panchmatia”]

Ketan Panchmatia

Chief Financial Officer

Enclosure

KP/ldb